Exhibit 3.1

ARTICLES OF AMENDMENT

OF

CNL PROPERTIES TRUST, INC.

CNL Properties Trust, Inc., a Maryland corporation having its principal office at 836 Park Avenue, 2nd Floor, Baltimore, Maryland 21201 (hereinafter, the “Company”), hereby certifies to the Department of Assessments and Taxation of the State of Maryland, that:

FIRST: Article 9, Section 4.9 of the Company’s charter (“Charter”) is hereby amended in its entirety to read as follows:

SECTION 4.9 Performance Fee. Upon termination of the Advisory Agreement other than for Cause (as defined in the Advisory Agreement), the Advisor shall be entitled to receive a Performance Fee (the “Performance Fee”). The Performance Fee shall be calculated upon a Liquidity Event or Sale following the termination of the Advisory Agreement and (A) in the event of a Liquidity Event, the Performance Fee shall be calculated and paid in the same manner as the Subordinated Incentive Fee described in Section 4.8 above and (B) in the case of one or more Sales, the Performance Fee shall be calculated and paid in the same manner as the Subordinated Share of Net Sales Proceeds as described in Section 4.7 above; provided, however, that the amount of the Performance Fee paid to the Advisor shall be equal to the amount as calculated above multiplied by the quotient of (1) the number of days elapsed from the initial effective date of the Advisory Agreement (the “Initial Effective Date”) to the effective date of the Termination Event, divided by (2) the number of days elapsed from the Initial Effective Date through the date of the Liquidity Event or the Sale, as applicable. The Company shall have the option to pay the Performance Fee in cash, Listed Equity Shares priced at the Market Value (exclusive of the amount of any cash consideration included in the calculation thereof) or Listed equity Securities received by Stockholders in exchange for their Common Shares priced at Market Value (exclusive of the amount of any cash consideration included in the calculation thereof), such fee to be payable within thirty (30) days following final determination of the Performance Fee. If the Subordinated Incentive Fee or the Subordinated Share of Net Sales Proceeds is payable to the Advisor in connection with a Liquidity Event or Sale, then the Advisor shall not also receive a Performance Fee under this Section 4.9.

SECOND: Article 8, Section 8.4 of the Charter entitled “Stockholder Action to be Taken by Meeting” is hereby deleted in its entirety, and replaced with “SECTION 8.4. Intentionally Omitted.”

THIRD: Article 8 of the Charter is hereby amended to add a new Section 8.12 to read as follows:

SECTION 8.12 Voting Requirements. The Company may not take advantage of the following permissive provisions of Title 3, Subtitle 8 of the MGCL such that: (i) the Company may not elect to be subject to a two-thirds voting requirement for removing a director and (ii) the Company may not elect to be subject to a majority requirement for the calling of a special meeting of stockholders.

FOURTH: The amendments to the Charter as hereinabove set forth were advised by the board of directors and approved by the sole stockholder of the Company as required by law.

FIFTH: The undersigned, President of the Company, hereby acknowledges, in the name and on behalf of said Company, that the foregoing Articles of Amendment are a corporate act of said Company and further certifies that to the best of his knowledge, information and belief, that the matters and facts set forth herein with respect to the approval thereof are true in all material respects, under penalties of perjury.

IN WITNESS WHEREOF, CNL Properties Trust, Inc. has caused these Articles of Amendment to be signed on its behalf by its Chief Financial Officer and attested to by its Secretary on September 14, 2011.

ATTEST:		CNL PROPERTIES TRUST, INC.

By:	/s/ Holly J. Greer	By:	/s/ Joseph T. Johnson
	Holly J. Greer, Secretary		Joseph T. Johnson, Chief Financial Officer